Annual General Meeting of
Home Inns & Hotels Management Inc.

Date: November 18, 2014

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use dark black pencil or pen only

RESOLUTION	For	Against	Abstain
1. The special resolutions as set out in Item 1 of the Notice of Annual General Meeting regarding the change of the legal name of the Company from "Home Inns & Hotels Management Inc." to "Homeinns Hotel Group," as previously approved by the Company's board of directors.	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here ____________ Please Date Above ____________

Please Sign Here ____________ Please Date Above ____________

✂Please separate carefully at the perforation and return just this portion in the envelope provided.✂

Annual General Meeting of Home Inns & Hotels Management Inc. to be held November 18, 2014 For Holders as of October 10, 2014

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 5:00 pm, New York Time on November 12, 2014.

PROXY TABULATOR FOR
HOME INNS & HOTELS
MANAGEMENT INC.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

HOME INNS & HOTELS MANAGEMENT INC.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 5:00 PM New York time on November 12, 2014)

The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of HOME INNS & HOTELS MANAGEMENT INC. registered in the name of the undersigned on the books of the Depositary as of the close of business October 10, 2014 at the Annual General Meeting of the Shareholders of HOME INNS & HOTELS MANAGEMENT INC. to be held on November 18, 2014 in Hong Kong.

NOTE:

1. **Please direct the Depositary how it is to vote by marking X in the appropriate box opposite the resolution. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.**
2. **It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.**

PROXY TABULATOR FOR
HOME INNS & HOTELS MANAGEMENT INC.
P.O. Box 8016
CARY, NC 27512-9903